Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

SUPPL

04012331

F/DI: 31/15.1.2004

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

RECEIVED JAN 20 2004

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Notice regarding "Directorate".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 1/22

Enclosure
- Notice re "Directorate"

PUBLIC POWER CORPORATION S.A.

NOTICE

The Board of Directors of Public Power Corporation S.A. formed a Body following the resolution on January 13, 2004 of the Board of Directors of the Company, as follows:

1. Mr. Demetrios Papoulias (President BoD / non-executive member)
2. Mr. Stergios Nezis (C.E.O. / executive member)
3. Mr. Miltiadis Gargaretas (non-executive member)
4. Mr. Demetrios Georgarakis (non-executive member)
5. Mr. Spiridon Theodoropoulos (representative of the minority / non-executive member)
6. Mr. Ioannis Manos (representative of the minority / non-executive member)
7. Mr. Ioannis Panagopoulos (representative of the OKE* / non-executive member)
8. Mr. Vassilios Trapezanoglou (non-executive member)
9. Mrs. Helen Tsamadou (non-executive member)

The tenure starts from January 9, 2004 and ends in three years.

The eleven-member structure of the Board of Directors, according to the Company's statute (article 10 par.2b), will be completed with two members of employees' representatives after their election by the employees.
Accordingly also with the Company's statute (article 10 par. 3) the not election or not convenient completion by any cause of employees' representatives does not impede the constitution and the operation of the Board of Directors without these members.

* OKE : Greek Economic and Social Committee

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 31/15.1.2004

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Notice regarding "Directorate".
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- **Notice re "Directorate"**

PUBLIC POWER CORPORATION S.A.

NOTICE

The Board of Directors of Public Power Corporation S.A. formed a Body following the resolution on January 13, 2004 of the Board of Directors of the Company, as follows:

1. Mr. Demetrios Papoulias (President BoD / non-executive member)
2. Mr. Stergios Nezis (C.E.O. / executive member)
3. Mr. Miltiadis Gargaretas (non-executive member)
4. Mr. Demetrios Georgarakis (non-executive member)
5. Mr. Spiridon Theodoropoulos (representative of the minority / non-executive member)
6. Mr. Ioannis Manos (representative of the minority / non-executive member)
7. Mr. Ioannis Panagopoulos (representative of the OKE* / non-executive member)
8. Mr. Vassilios Trapezanoglou (non-executive member)
9. Mrs. Helen Tsamadou (non-executive member)

The tenure starts from January 9, 2004 and ends in three years.

The eleven-member structure of the Board of Directors, according to the Company's statute (article 10 par.2b), will be completed with two members of employees' representatives after their election by the employees.
Accordingly also with the Company's statute (article 10 par. 3) the not election or not convenient completion by any cause of employees' representatives does not impede the constitution and the operation of the Board of Directors without these members.

* OKE : Greek Economic and Social Committee